Exhibit 12(c)

LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings, as defined:
Income from Continuing Operations Before Income Taxes	$306	$686	$603	$553	$551	$331
Adjustment to reflect earnings from equity method investments on a cash basis (a)	1	(1)	(1)	(1)	(1)	33
	307	685	602	552	550	364

Total fixed charges as below	112	223	189	173	151	157

Total earnings	$419	$908	$791	$725	$701	$521

Fixed charges, as defined:
Interest charges (b) (c)	$107	$214	$181	$167	$145	$151
Estimated interest component of operating rentals	5	9	8	6	6	6

Total fixed charges	$112	$223	$189	$173	$151	$157

Ratio of earnings to fixed charges	3.7	4.1	4.2	4.2	4.6	3.3

(a)	Includes other-than-temporary impairment loss of $25 million in 2012.
(b)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.
(c)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.